UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the securities exchange legislation, hereby files the following

RELEVANT INFORMATION

BBVA´s Board of Directors, at its meeting held today, has resolved to call the Annual General Shareholders’ Meeting -to be held in Bilbao, at Palacio Euskalduna, Avenida Abandoibarra number 4- on 14 March 2019, at 12:00 at first summons, and in the same place and at the same time on 15 March 2019, at second summons following the attached agenda.

Madrid, 11 February 2019

ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AGENDA

ONE.- Annual accounts, profit allocation and corporate management:

1.1	Approval of the annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group corresponding to the year ending on December 31, 2018.

1.2	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated group corresponding to the year ending on December 31, 2018.

1.3	Approval of the allocation of the 2018 profit.

1.4	Approval of corporate management during 2018.

TWO.- Adoption of the following resolutions regarding the re-election, ratification and appointment of members of the Board of Directors:

2.1    Re-election of Carlos Torres Vila.

2.2    Ratification and appointment of Onur Genç.

2.3     Re-election of Sunir Kumar Kapoor.

Pursuant to paragraph 2 of Article 34 of the Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the General Shareholders’ Meeting for all due effects.

THREE.- Approval of the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A., which includes the maximum number of shares to be delivered as a result of its execution.

FOUR.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

FIVE.- Conferral of authority on the Board of Directors, which may in turn substitute such authority, to formalize, correct, interpret and implement the decisions adopted by the General Meeting.

SIX.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 11, 2019	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative